Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS GROUP INC.

Name	Jurisdiction of Incorporation
Birks USA , Inc. (formerly Cash, Gold & Silver USA, Inc.)	Delaware
Cash, Gold & Silver Inc.	Canada
Birks Jewellers Limited Birks Investments Inc.	Hong Kong Canada
RMBG Retail Vancouver ULC*	British Columbia, Canada

*	49% held by Birks Group Inc.